FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	November	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry App World Integrated Carrier Billing Now Implemented with More Than 50 Carriers	3

Document 1

November 26, 2012

FOR IMMEDIATE RELEASE
BlackBerry App World Integrated Carrier Billing Now Implemented with More Than 50 Carriers

Benefits of integrated carrier billing extend to carriers, developers, content providers, and customers

Waterloo, ON – November 26, 2012 – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced that more than 50 carriers have now implemented integrated carrier billing on the BlackBerry App World™ storefront for their customers. The announcement marks a great milestone for RIM, and a big benefit for carriers, developers, content providers, and customers.

Integrated carrier billing enables a customer to purchase apps or digital goods on their BlackBerry smartphone, and simply and conveniently have the purchases put directly on their regular monthly bill from their carrier. Integrated carrier billing is also integrated with the BlackBerry Payment Service, which enables developers and content providers to offer in-app purchases (such as additional levels in a game), as well as supporting one-off and recurring (subscription-based) purchases, without interrupting the customer’s app experience.

Carrier billing services have proven to drive significant value for the whole mobile ecosystem, including carriers, developers, content providers, and customers. Aggregated data indicates that customers’ propensity to purchase apps on BlackBerry App World increases when carrier billing is offered, with an average of 75% of gross sales transacted through the carrier and average carrier revenues derived from apps increased between 100%-300% after launch.

Ronjon Nag, Vice President for the BlackBerry App World storefront at RIM, said, “We’re delighted to announce that over 50 of our carrier partners are now offering integrated carrier billing to customers on BlackBerry App World. We remain committed to developing innovative ways to support our carrier partners, while providing a platform that benefits the whole mobile ecosystem.”

Ray Anderson, CEO, Bango, whose mobile payment platform enables charge-to-bill payments in BlackBerry App World, said, “Our relationship with RIM goes from strength to strength and we’re delighted to see the integrated carrier billing experience Bango enables on BlackBerry smartphones in the hands of more and more customers. We’ve seen smartphone users rely increasingly on the ability to charge the costs of digital goods to their carrier bill, and with RIM, we’re providing them with a frictionless payment experience.”

Dario Talmesio, Principal Analyst, Informa Telecoms & Media, said, “Mobile operators recognize that RIM works closely and constructively with them and with more than 50 operators now offering integrated carrier billing it’s a great milestone that shows these relationships are productive. Mobile operators recognize the business benefits this service provides and the opportunities for repeated customer engagement on BlackBerry App World.”

BlackBerry App World is now available in 170 markets and territories worldwide offering more than 100,000 BlackBerry smartphone apps.

For a complete listing of carriers offering integrated billing on BlackBerry App World please visit: https://developer.blackberry.com/devzone/appworld

###

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionised the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
646-746-5613
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
+1-519-888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	November 26, 2012	By:	/s/Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer